UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 14, 2019

Commission File Number 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Notice of Rescission of Redemption of 7.25% Senior Notes due 2022

On June 7, 2019, the Co-Issuers notified the holders of its 7.25% Senior Notes due 2022 (the “2022 Notes”), that subject to the receipt by the Company of proceeds from a proposed issuance of securities on terms reasonably satisfactory to the Co-Issuers, in their sole discretion and subject to applicable law, generating net proceeds in an amount that, together with additional cash available to the Co-Issuers, would be sufficient to effect the redemption of the 2022 Notes and the repayment of amounts outstanding under the Company’s term loan B facility pursuant to that certain credit agreement, dated November 3, 2017, among, inter alios, the Co-Issuers, as borrowers, and the lenders party thereto from time to time, including the payment of any premiums, accrued interest, and costs and expenses incurred in connection therewith (the “Financing Condition”), that the Co-Issuers would redeem for cash on July 7, 2019 (the “Redemption Date”) all 2022 Notes then outstanding.

On June 14, 2019, the Co-Issuers notified holders of the 2022 Notes that the Financing Condition would not be satisfied and, accordingly, redemption of the Notes in the manner described in the notice of full conditional redemption will not occur and none of the Notes will be deemed due and payable on the Redemption Date. Any of the 2022 Notes previously surrendered will be returned to the Holders thereof.

A copy of the notice of rescission of full conditional redemption distributed to holders of the 2022 Notes is furnished as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Date: June 14, 2019	By:	/s/ Vasiliki Papaefthymiou
Name: Vasiliki Papaefthymiou
Title: Executive Vice President—Legal

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Indenture, dated April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(1)

4.2	First Supplemental Indenture, dated as of November 3, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(2)

4.3	Second Supplemental Indenture, dated as of February 6, 2015, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(3)

4.4	Third Supplemental Indenture, dated as of September 26, 2016, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

4.5	Fourth Supplemental Indenture, dated as of March 20, 2019, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(5)

99.1	Notice of full conditional redemption dated June 7, 2019.(6)

99.2	Notice of rescission of full conditional redemption dated June 14, 2019.*

*	Filed herewith.
(1)	Previously filed as Exhibit 4.1 to the Company’s report on Form 6-K (file no. 333-179250), filed with the SEC on April 23, 2014.
(2)	Previously filed as Exhibit 2.12 to our Annual Report on Form 20-F (file no. 333-179250), filed with the SEC on March 30, 2015.
(3)	Previously filed as Exhibit 2.13 to our Annual Report on Form 20-F (file no. 333-179250), filed with the SEC on March 30, 2015.
(4)	Previously filed as Exhibit 10.1 to the Company’s report on Form 6-K (file no. 333-179250), filed with the SEC on November 29, 2016.
(5)	Previously filed as Exhibit 2.7 to the Company’s Annual Report on Form 20-F (file no. 333-179250), filed with the SEC on April 26, 2019.
(6)	Previously filed as Exhibit 99.1 to the Company’s report on Form 6-K (file no. 333-179250), filed with the SEC on June 7, 2019.